Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.

Filer’s Commission File No.: 001-01550

Date: October 20, 2014

The following presentation was first used by Chiquita on October 20, 2014.

1 1 O Investor Presentation October 2014

Safe Harbor Statement

This presentation contains certain statements that are "forward-looking statements." These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes plc ("Fyffes"), including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita's plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the U.S. Securities and Exchange Commission (the "SEC") in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita's reports filed with the SEC and available at the SEC's website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita, nor Fyffes, undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this presentation.

2

3 Chiquita Has Delivered for Shareholders Chiquita’s Board Continues to Focus on Maximizing Value for Shareholders • The revised Fyffes exchange ratio represents a significant improvement for Chiquita’s shareholders • In addition, updated projections, revised synergy estimates and regulatory approvals have made the Fyffes transaction meaningfully more valuable and more certain • Consistent with maximizing shareholder value, Chiquita has engaged in an in - depth due diligence process with Cutrale / Safra • Cutrale / Safra received unusually extensive access to documents and management • Cutrale / Safra’s $ 14 / share proposal is inadequate. The Board is focused on shareholder value and continues to recommend that shareholders vote for ChiquitaFyffes • ChiquitaFyffes preserves the potential for shareholders to receive a control premium in the future; the Cutrale / Safra proposal does not preserve that potential and does not offer a compelling premium

4 Review of Process Since March Announcement 11 - Aug - 2014 Chiquita Receives Non - Binding Proposal of $13 / Share from Cutrale / Safra 14 - Aug - 2014 Chiquita Board Determines Cutrale / Safra Non - Binding Proposal to Not be in the Best Interest of its Shareholders 27 - Aug - 2014 Chiquita and Fyffes Provide Updated Synergy Estimates Related to Proposed Combination and Fyffes Announces Updated, Higher EBITDA Guidance 10 - Sep - 2014 Chiquita Signs Confidentiality Agreement with Cutrale / Safra 26 - Sep - 2014 Chiquita and Fyffes Announce Revised Transaction Terms Chiquita Has Consistently Acted to Further the Interests of its Shareholders 1 4 - Oct - 2014 Chiquita Receives Proposal of $ 14 / Share from Cutrale / Safra 10 - Mar - 2014 Chiquita and Fyffes announce a stock for stock transaction to combine, creating a leading global produce company 24 - Oct - 2014 Current Date for Reconvened Chiquita Special Meeting of Shareholders

5 ChiquitaFyffes Transaction is Compelling

We Recommend Shareholders Vote in Favor of the ChiquitaFyffes Transaction

ChiquitaFyffes post-merger is a better and more valuable business than Chiquita stand-alone

Cutrale's proposal of $14 / share creates less shareholder value than ChiquitaFyffes

Benefits of ChiquitaFyffes

- **Creates a leading global produce company**
  - #1 position in bananas, with a significant presence in packaged salads, melons, and pineapples
  - Complementary strengths
- **Substantial and well-defined synergies**
  - ~$60mm identified to date versus ~$40mm at transaction announcement
  - More efficient and broader global operator
- **Significant and increased free cash flow and an efficient capital structure**
  - Combined 2014 estimated pro forma EBITDA of $252-272mm, including run-rate synergies[1]
- **Opportunity for shareholders to fully participate in long-term value creation**

Why Vote with Chiquita Board

- Our Board is 100% focused on maximizing shareholder value
- "Return to Core" substantive strategy actions recognized by financial markets, 105% share price value gain from announcement 8/7/12 to 3/7/14
- The transaction with Fyffes creates a financially stronger and more valuable company
- Fyffes transaction maintains the option of selling a more valuable company post-merger or monetizing portions of the business to increase shareholder value
- The Fyffes deal is worth more than $14 per share

(1) For illustrative purposes, 2014 combined EBITDA is stated as Chiquita's projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $130 to $150 million with Fyffes estimated 2014 EBITDA stated as $62 million being the mid-point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated August 27,2014, plus for comparability purposes, LTM depreciation of €7.1 million (converted to USD at an exchange rate of $1.3242 to €1.000) and assumes run-rate synergies of $60 million per revised merger benefits statement.

6

7 Global Presence With Widely Recognized Brands and Significant Operating Efficiencies • #1 European operator • #2 US operator • US market leader in packaged salads • # 1 US melon importer • #3 pineapple distributor in US and Europe Largest in global banana category Strong positions in other key categories Transaction combines two strong companies with complementary skills, a recognized portfolio of brands and global capabilities

Bananas 75% Melons 16% Pineapples 9% Bananas 64% Salads and Healthy Snacks 32% Other Produce 4% US 61% Core Europe 29% Other International 11% Bananas 67% Salads and Healthy Snacks 23% Other Produce 9% 8 Complementary Products and Geographies Note: The combined figures are not projections of how the Combined Group will trade; EUR converted to USD at an exchange rate of $1.3242 to € 1.000. (1) Excludes share of revenue of Fyffes JV's of $ 326mm. Chiquita Product Geography Fyffes ChiquitaFyffes Revenue $3,057m 2013A Revenue $ 1,107m 1 $ 4,164m 1 2013A Revenue $3,057m Bringing U.S. and European platforms and creating a more diverse company with a more stable end market and risk - improved sourcing portfolio $ 1,107m 1 $ 4,164m 1 US 49% Europe 43% Other International 8% Europe 83% US 17%

9 Creation of Tangible Combination Benefits Regional Presence • Limited overlap in existing businesses • Combined business substantially expands end market distribution options, better serves customers, reduces end market exposure risk • Substantial potential in emerging markets Growing and Sourcing • Overhead and expertise sharing -- Chiquita in banana farming, Fyffes in Pineapples and Melons • Customer support and supply risk enhancement – complementary source country arrangements, broad global sourcing network Product Portfolio • Complementary Chiquita and Fyffes brands with limited overlap • End to end portfolio, from private label, to branded, organic and fair trade • Bananas, Plantains, Melons, Pineapples Shipping • Shared commitment to flexible shipping • Complementary European routes • Complementary sourcing enabling enhanced route design efficiencies • Complementary backhaul opportunities Highly complementary tropical fruit businesses offer deep pool of potential synergies

10 Strong Combined Financial Profile Source: Public filings Note : Combined figures are not projections of how the Combined Group will trade ; EUR converted to USD at an exchange rate of $1.3242 to € 1.000. (1) For illustrative purposes, 2014 Fyffes initial estimated EBITDA is stated as $52 million being the mid - point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated on March 10,2014 , plus for comparability purposes, LTM depreciation of € 7.1 million . (2) For illustrative purposes, 2014 revised pro forma estimated EBITDA is stated as $140 million being the mid - point of Chiquita’s projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $130 to $150 with Fyffes estimated 2014 EBITDA stated as $ 62million being the mid - point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated on August 27,2014 , plus for comparability purposes, LTM depreciation of € 7.1 million . Assumes run - rate synergies of $ 60 million per revised merger benefits statement. Illustrative 2014 Pro Forma Run - Rate EBITDA 2013 Net Debt / EBITDA Financial Scale Benefits from De - leveraging Combined company has increased financial flexibility and a more efficient capital structure $ 140 $ 52 $ 40 $ 232 $ 10 $ 20 $ 262 $ 0 $ 50 $ 100 $ 150 $ 200 $ 250 $ 300 Chiquita Fyffes Synergies Original Pro Forma Fyffes Increased Guidance Incremental Synergies Revised Pro Forma 1 2 4.9x 3.4x 2.5x ChiquitaStandalone ChiquitaFyffes Pro Forma ChiquitaFyffes Pro Forma with Synergies

11 Value Creation Since ChiquitaFyffes Announcement

Revised Fyffes Transaction is Significantly More Favorable to Chiquita Shareholders

Improved Exchange Ratio and Additional Synergy Potential for the Combination

		Original Deal *Announcement: March 10th, 2014*	New Deal *Announcement: September 26th, 2014*
Key Terms	Exchange Ratio	0.1567x (Fyffes) 1.0000x (Chiquita)	0.1113x (Fyffes) 1.0000x (Chiquita)
	Ownership	50.7 % (Chiquita) 49.3% (Fyffes)	59.6 % (Chiquita) 40.4% (Fyffes)
Value Impact of Revised Exchange Ratio	Incremental Equity to Chiquita[1]	-	~$ 150 Million
	Incremental Equity / Share[2]	-	~$ 1.75 / Share
	Incremental PV / Share[2,3]	-	~$ 2.50 / Share

Source: Public filings.

(1) Represents increase in value for Chiquita shareholders based on revised terms of the ChiquitaFyffes transaction. Excludes impact of higher synergies and revised, higher EBITDA guidance for Fyffes.

(2) Implied benefit per share assumes pro forma ChiquitaFyffes diluted shares outstanding.

(3) Represents increase in value for Chiquita shareholders on a present value basis based on revised terms of the ChiquitaFyffes transaction.

12

As Reported Q3 2013 Sept Q4 2013 Dec Q1 2014 Mar Q2 2014 Jun Q3 2014E 2 Sept EBIT (GAAP) $1 $(17) $1 $37 $ 0 - $ 2 Transaction Expenses - - 6 3 8 Vessel Changeover Expenses - - - 5 - Exit Activities - 1 1 2 2 Foreign Exchange Impact 2 - - - - Recovery of Grower Receivables (1) - - - - Other - 2 - - - Comparable EBIT $2 $(14) $7 $46 $ 10 - $ 12 D&A 16 18 16 15 15 Adjusted EBITDA $18 $4 $ 23¹ $62 $ 25 - $ 27 One-Time Add-Backs Q3 2014 Sept Q4 2013 Dec Q1 2014 Mar Q2 2014 Jun Q3 2014E 2 Sept Streamwood Plant Start-Up $7 $3 Weather Related & Other Impact 18 Implied Adjusted LTM EBITDA³ $135 $ 135 - $ 137 13 Adjusted LTM EBITDA is Well Within Chiquita’s Announced Full - Year Guidance Pro Forma for One - Time Adjustments, Chiquita’s LTM EBITDA is ~$135mm Source: Chiquita public filings (1) Does not add - back $18mm in one - time weather related and other items in Q1. (2) Based on preliminary Q3, 2014 EBITDA guidance per Chiquita management. (3) Based on one - time add - backs not included in the reported EBITDA. m1 m2 m3m4m5m6

Value of Fyffes Transaction Has Increased Since Announcement and Cutrale / Safra Bid

	Description	EBITDA Impact	Benefit Per Share[2]
Increased Synergies Identified	• Savings derived from shipping efficiency in Europe and the Mediterranean	• **Contributes $20 million of additional synergies**	• **~$ 1.80**
Outperformance of Fyffes' Business	• Higher guidance – Increased full year 2014 EBITA target range to €38mm - €42mm from €30mm - €35mm	• **Adds ~$10mm (€7.5mm) to combined EBITDA[1]**	• **~$ 0.90**
Revised Exchange Ratio	• Adjustment of exchange ratio to lift Chiquita ownership in combined company from 50.7% to 59.6%	• **NA**	• **$1.75 on trading value basis** • **$2.50 per share on a present value basis**

Note: EUR converted to USD at an exchange rate of $1.3242 to €1.000.

(1) Represents difference between the midpoints of Fyffes guidance ranges.

(2) Implied benefit per share assumes incremental EBITDA capitalized at 7.5x, the mid-point of 7.0x – 8.0x LTM EBITDA based on historical trading levels for selected fresh produce companies; based on pro forma ChiquitaFyffes diluted shares outstanding.

14

15 $14.00 Represents a Discount to Chiquita’s Average Implied Share Price Adjusted for the Revised Exchange Ratio and Incremental Announced EBITDA Source: Bloomberg as of 15 - Oct - 2014. (1) Reflects share price implied by pro forma diluted shares at the revised 0.1113x exchange ratio. (2) Includes share price benefit from $20mm of additional synergies and Chiquita’s share of $10mm incremental EBITDA announced by Fyffes capitalized at a 7.5x LTM EV / EBITDA multiple divided by pro forma diluted share count. (3) Represents median premium relative to target share price 4 - weeks prior to announcement for deals with US targets valued between $0.5bn - $2.0bn since 2004. The Revised ChiquitaFyffes Offer Implies Substantially Higher Trading Value Average Implied Share Price: $15.36 Median Premium of Precedent Announced Transactions: 29.7% 3 (8.9)% 10.4 % Average Implied Share Price: $12.68 $10 $12 $14 $16 $18 $20 Mar-2014 Apr-2014 May-2014 Jun-2014 Jul-2014 Aug-2014 Chiquita Closing Price (USD) 07 - mar - 2014 to 08 - Aug - 2014 Revised Exchange Ratio¹ Revised Exchange Ratio & Incremental Announced EBITDA² Cutrale Safra Offer Price: $14.00

16 All Regulatory Approvals Received and the Transaction is On Track to Close Expeditiously Source: Public filings European Union United States Date October 3 rd , 2014 Date June 2 nd , 2014 “Today's decision reaffirms our confidence that the combination of Chiquita and Fyffes is a natural strategic partnership, one that is now assured of a clear timeline to completion before the end of the year” “the waiting period for U.S. antitrust review under the Hart - Scott - Rodino Antitrust Improvements Act ... expired on Monday, June 2, 2014. Expiration of the waiting period satisfies a condition to the closing of the transaction” All Regulatory Approvals Received

ChiquitaFyffes is a True Merger of Equals

At Market Combination with Revised Exchange Ratio

~$150mm in Incremental Value Before Synergies to Chiquita Shareholders Implies an "At Market" Deal

Change in Equity Consideration

Equity Consideration (Original Deal of 0.1567 ChiquitaFyffes Shares per Fyffes Share)	
Fyffes Undisturbed Share Price (USD)	$ 1.23
Chiquita Undisturbed Share Price (07-Mar-14)	10.84
Exchange Ratio	0.1567 x
Price Per Fyffes Share (USD)	$ 1.70
(x) Fyffes Diluted Shares Outstanding	303.7
Equity Consideration[1]	**$ 516**
Equity Consideration (New Deal of 0.1113 ChiquitaFyffes Shares per Fyffes Share)	
Chiquita Undisturbed (07-Mar-14)	$ 10.84
Exchange Ratio	0.1113 x
Price Per Fyffes Share (USD)	$ 1.21
Equity Consideration[1]	**$ 366**
Increase in Value for Chiquita Shareholders	**$ 149**

Illustrative Premium / (Discount) to Fyffes

Trading Days Prior to Mar-10 Announcement of Original Deal[1]	Chiquita VWAP	Implied Fyffes Price (USD) (New Deal)	Implied Premium to Undisturbed Fyffes Price[2]
Last Close	$ 10.84	$ 1.21	(2.3)%
5 days	10.91	1.21	(1.7)
10 days	11.22	1.25	1.1
30 days	10.90	1.21	(1.8)
90 days	10.73	1.19	(3.3)

Source: Chiquita and Fyffes profit forecasts and other public filings

(1) Calculated as the volume weighted average price as of 07-Mar-14 for the respective time periods.

(2) Based on undisturbed share price for Fyffes of $1.23 as of 07-Mar-14; EUR converted to USD at an exchange rate of $1.3875 to €1.000 as of 07-Mar-14.

17

18 Illustrative Adjusted Trading Value Chiquita Shareholders Derive Substantial Value Based on Recent Trading The New Exchange Ratio and Incremental EBITDA Expectations Imply A Significant Increase in Value Relative to the Original Transaction With Fyffes Source: Chiquita and Fyffes profit forecasts and other public filings Note: Chiquita net debt balance for future share price is adjusted for unamortized portion of convertible note; EUR converted to USD at an exchange rate of $1.3242 to € 1.000. (1) Chiquita share price is the volume weighted average price from 10 - Mar - 14 until 8 - Aug - 14. (2) Includes $10mm per increased Fyffes guidance and $20mm based on revised synergy estimates. (3) Trading multiples represents mid - point of 7.0x – 8.0x LTM EBITDA based on historical trading levels for selected fresh produce c ompanies. (4) Implied share price assumes management projected fiscal year end 2015 net debt; pro forma ChiquitaFyffes diluted shares outstanding. ChiquitaFyffes Value at Market (Original Deal of 0.1567 ChiquitaFyffes Shares per Fyffes Share) Chiquita Average Share Price From 10-Mar Transaction Announcement to 08-Aug Initial Cutrale Non-Binding Proposal¹ $11.24 Exchange Ratio 0.1567x Implied Pro Forma Equity Value $1,084 ChiquitaFyffes Value at Market (New Deal of 0.1113 ChiquitaFyffes Shares per Fyffes Share) Illustrative Incremental EBITDA² $30 Market Value of Incremental EBITDA Capitalized at 7.5x LTM EBITDA Multiple ³ 225 Implied Pro Forma Equity Value Inc. Incremental EBITDA $1,309 Exchange Ratio 0.1113x Implied Pro Forma Share Price⁴ $15.59 % Increase Relative to Pre-Cutrale/Safra VWAP of $11.24 38.8%

Long-Term Value for Chiquita Shareholders

Illustrative Present Value of the Merger

The New Exchange Ratio Implies ~$2.50+ of Incremental Value per Share for Chiquita Shareholders in the Combined Company

Illustrative FYE 2015 Future Share Price

	Illustrative 2015 EBITDA[1]			
	Illustrative 2015 EBITDA Growth	5 %	10 %	15 %
	Implied 2015 EBITDA (Run-Rate Synergies)	$ 273	$ 283	$ 293
Original Deal *0.1567x Exchange Ratio*	**Implied 2015E Future Share Price[2]**			
	7.0x LTM EV / EBITDA	**$ 15.02**	**$ 15.74**	**$ 16.46**
	8.0x LTM EV / EBITDA	**$ 17.79**	**$ 18.61**	**$ 19.44**
	Illustrative Present Value of Future Share Price[3]			
	7.0x LTM EV / EBITDA	**$ 13.41**	**$ 14.05**	**$ 14.70**
	8.0x LTM EV / EBITDA	**$ 15.88**	**$ 16.62**	**$ 17.35**
New Deal *0.1113x Exchange Ratio*	**Implied 2015E Future Share Price[2]**			
	7.0x LTM EV / EBITDA	**$ 17.31**	**$ 18.15**	**$ 18.98**
	8.0x LTM EV / EBITDA	**$ 20.51**	**$ 21.46**	**$ 22.41**
	Illustrative Present Value of Future Share Price[3]			
	7.0x LTM EV / EBITDA	**$ 15.46**	**$ 16.20**	**$ 16.94**
	8.0x LTM EV / EBITDA	**$ 18.31**	**$ 19.16**	**$ 20.01**

Increase in Value of ~$2.50+

Source: Chiquita and Fyffes profit forecasts and other public filings

Note: Chiquita net debt balance for future share price is adjusted for unamortized portion of convertible note; EUR converted to USD at an exchange rate of $1.3242 to €1.000. Trading multiples of 7.0x – 8.0x LTM EBITDA reflect historical trading levels for selected fresh produce companies.

(1) Illustrative 2015 EBITDA assumes growth from a base of joint 2014 EBITDA of $202mm, with $140mm from Chiquita and $62mm from Fyffes. $140mm is the midpoint of the Chiquita EBITDA profit forecast. $62mm is the midpoint of Fyffes' revised EBITA profit forecast plus LTM depreciation of €7.1mm. Assumes run-rate synergies of $60mm per revised merger benefits statement.

(2) Implied share price assumes management projected fiscal year end 2015 net debt; pro forma ChiquitaFyffes diluted shares outstanding.

(3) Implied present value of future share price based on cost of equity of 12% discounted back 1 year to December 31, 2014.

19

20 Extensive Due Diligence with Cutrale / Safra Cutrale / Safra Diligence by the Numbers Demonstrates Unusually Open Access Hours of In - Person Meetings, Site Visits, and Conference Calls Pages of Company Information Provided in Chiquita’s Data Room Additional Pages and Documents Made Available to Cutrale / Safra and Fyffes Since Date of Cutrale / Safra Non - Binding Proposal Number of Cutrale / Safra Employees, Advisors and Financing Sources Engaged and Granted Access to Information Over a Five Week Period 125+ 23,278 2x 107 Days of Senior Management Meetings or Site Visits 7

21 Appendix

22 Chiquita/Fyffes Combination is the Result of a Thorough and Disciplined Process Chiquita/Fyffes resulted from a lengthy and careful process: • December 2010: Chiquita Board establishes strategic transaction committee, comprised solely of directors who are “independent” as defined by the NYSE, to assist in considering potential strategic alternatives • End of 2010 – early 2011: Chiquita engages in negotiations about a potential transaction with another industry participant • December 2011: Chiquita contacts Fyffes to determine interest in exploring a potential transaction and executes a reciprocal confidentiality agreement • May – November 2012: Chiquita engages in negotiations about a potential transaction with a third industry participant • October 2012: Chiquita contacts multiple industry participants that had previously been involved in discussions with Chiquita about their interest in exploring a potential transaction • March 2012 – November 2012: periodic discussions between Chiquita and Fyffes regarding a potential transaction • October 2013 – March 2014: Chiquita and Fyffes re - enter discussions and engage in detailed negotiations and diligence in consultation with financial and legal advisors • March 10, 2014: Chiquita and Fyffes execute transaction agreement “Between the months of May and November 2012 , Chiquita engaged in discussions and negotiations about a potential business combination transaction with another industry participant, which is referred to as Company A . Discussions with Company A were ultimately terminated on November 13 , 2012 in light of the inability of Chiquita and Company A to reach agreement on various transaction terms . Similarly, at the end of 2010 and beginning of 2011 , Chiquita had discussions with a third industry participant . However, at the beginning of 2011 , the other party indicated that it no longer had an interest in pursuing discussions . ” Chiquita S - 4, p. 59, effective as of July 25, 2014

Important Additional Information and Disclosures

The directors of Chiquita accept responsibility for the information contained in this presentation. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

No Offer and Solicitation

This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been Filed and Will Be Filed with the SEC

ChiquitaFyffes has filed with the SEC a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. ChiquitaFyffes has filed with the SEC a post-effective amendment to the registration statement on Form S-4 that includes a First Supplement to the Proxy Statement/Prospectus/Scheme Circular. The post-effective amendment to the registration statement on Form S-4 was declared effective by the SEC on October 8, 2014. Each of Chiquita and Fyffes has commenced mailing the First Supplement to the Proxy Statement/Prospectus/Scheme Circular to each of the Chiquita shareholders that previously received the Proxy Statement/Prospectus and to each of the Fyffes shareholders who appears on the register of shareholders as of the date of the mailing. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT), THE FIRST SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS (INCLUDING A SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR DESCRIBING THE REVISED TERMS) FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme), the First Supplement to the Proxy Statement/Prospectus/Scheme Circular and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) the definitive First Supplement to the Proxy Statement/Prospectus/Scheme Circular and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling +353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive Proxy Statement/Prospectus/Scheme Circular and the First Supplement to the Proxy Statement/Prospectus/Scheme Circular described above that was mailed to shareholders and other relevant materials to be filed with the SEC when they become available.

23

Important Additional Information and Disclosures

No Profit Forecast / Asset Valuations / Basis of Synergies / Non-GAAP Information

The foregoing presentation should be read in conjunction with the definitive Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014 and the First Supplement to the Proxy Statement/Prospectus/Scheme Circular mailed to shareholders of Chiquita and Fyffes and those announcements issued by Chiquita and/or Fyffes in relation to the Combination and published on a regulatory information service. The Proxy Statement/Prospectus/Scheme Circular, the First Supplement to the Proxy Statement/Prospectus/Scheme Circular and such announcements are available on Chiquita's website (www.chiquita.com) and/or Fyffes website (www.fyffes.com).

The bases and assumptions for the statements of synergies stated in this presentation are set out in the announcement from Chiquita dated August 27, 2014. Additional information relating to the statements of synergies which is required under the Irish Takeover Rules will be posted on Chiquita's website.

Neither the synergy statements nor any statement that the Combination is earnings accretive nor any other statement in this presentation should be construed as a profit forecast or interpreted to mean that the earnings of ChiquitaFyffes in any financial period would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant financial period or any other period. No statement in this presentation constitutes an asset valuation.

Chiquita has made an updated profit forecast for the year ending December 31, 2014 as set out under the heading "Updated Chiquita Profit Forecast" beginning on page 132 of the First Supplement to the Proxy Statement/Prospectus/Scheme Circular mailed to shareholders of Chiquita and Fyffes (the "Chiquita Profit Forecast"). Fyffes has made an updated profit forecast for the year ending December 31, 2014 by announcement from Fyffes dated August 27, 2014 (the "Updated Fyffes Profit Forecast"), which has been included on the Fyffes website. Forecasts for Chiquita and Fyffes contained herein are taken from the Updated Chiquita Profit Forecast and the Updated Fyffes Profit Forecast. The directors of Chiquita confirm that the Updated Chiquita Profit Forecast remains valid for the purpose of the Combination. No other statement in this presentation is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes.

The company reports its financial results in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). In an effort to provide investors with additional information regarding the company's results and to provide more meaningful year-over-year comparisons of the company's financial performance, as well as the measures that management uses to evaluate the company's performance against internal budgets and targets, the company reports certain non-GAAP measures as defined by the SEC. Non-GAAP financial measures should be considered in addition to, and not instead of, U.S. GAAP financial measures, and may differ from non-GAAP measures that other companies use.

For information regarding the reconciliation of non-GAAP forecast numbers for 2014 to the most comparable GAAP numbers, reference is made to pages 132-136 of the First Supplement to the Proxy Statement/Prospectus/Scheme Circular.

24